03045282

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NQL Drilling Tools, Inc.

*CURRENT ADDRESS 1507 - 4th Street

Nisku, Alberta

Canada

PROCESSED

DEC 22 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2052 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY:

DAT : 12/10/03

NQL

DRILLING TOOLS inc.

ANNUAL REPORT 2001





GLOBAL
SUCCESS THROUGH
TECHNOLOGY AND
DIVERSIFICATION

# TABLE OF CONTENTS



Please Note: Any reference to NQL throughout this Annual Report also includes any of NQL Drilling Tools Inc.'s subsidiaries and divisions.




NQL
DRILLING TOOLS Inc.

# CORPORATE PROFILE

NQL Drilling Tools Inc. is an established, international oilfield products and services company headquartered in Alberta, Canada. Through its various operating divisions, NQL designs, manufactures and supplies a wide range of downhole tools and services for the oil and gas, environmental and utility industries worldwide.

Steady year-over-year growth and success is a credit to our innovative people and technology. Growth is achieved by a balance of internal means and from acquisition of complementary businesses. Today NQL operates as three divisions encompassing a number of subsidiaries and a variety of products.

The Downhole Tools division is headlined by the Black Max drilling motors, BlackStar EM MWD guidance systems, Beaver whipstocks and mills, drilling jars and shock subs.

Black Max is a premier mud motor, with more than 20 different bearing assemblies and over 90 configurations, thereby, providing the largest selection of downhole motors in the industry.

The Oilfield Services division provides specialized downhole fishing services as well as wireline, pipe recovery services and other specialty tool rentals to Canadian and international oil and gas exploration and production companies under the CanFish Services Inc. banner. This division also supplies tong and casing services through NQL's Venezuelan and Mexican subsidiaries.

The Manufacturing division provides in-house machining and manufacturing of parts for NQL and other third parties out of its Nisku, Alberta and Santa Cruz, Bolivia facilities. During the year 2001, this division was expanded through the purchase of new machining equipment as well as the acquisition of Numeric Machine Ltd. Since its acquisition, Numeric has been rolled into the NBJ company and relocated to the Nisku facility.

# MISSION STATEMENT

NQL Drilling Tools Inc. delivers high quality, technically advanced downhole drilling tools and services worldwide. NQL is committed to the highest quality of products and service, supported by sound technology through R&D efforts targeted to customer needs and concerns, stringent quality assurance programs, and timely response to customer requests.


($000s)
Revenues
2001 124,961
2000 87,019
(1) 1999 51,551
1998 61,289
1997 36,390
Income from Continuing Operations
2001 16,281
2000 11,588
(1) 1999 1,185
1998 9,494
1997 6,411
Cash Flow from Continuing Operations
2001 28,060
2000 22,590
(1) 1999 10,303
1998 16,033
1997 10,276

(1) - 16 month period

($000s, except per share amounts and outstanding shares)

| | Year ended Dec. 31, 2001 | Year ended Dec. 31, 2000 | 16 Months ended Dec. 31, 1999 |
|---|---|---|---|
| **Sales** | $ 124,961 | $ 87,019 | $ 51,551 |
| **Earnings** | $ 16,281 | $ 11,588 | $ 1,185 |
| **Earnings Per Share** | $ 0.74 | $ 0.61 | $ 0.07 |
| **Cash Flow** | $ 28,060 | $ 22,590 | $ 10,303 |
| **Cash Flow Per Share** | $ 1.27 | $ 1.19 | $ 0.64 |
| **Long Term Debt (net of current portion)** | $ 17,320 | $ 10,741 | $ — |
| **Shareholders' Equity** | $ 159,381 | $ 109,000 | $ 86,714 |
| **Weighted Average Shares Outstanding** | 22,113,584 | 18,984,187 | 16,093,341 |



## 2001 Highlights

**Q1**
- NQL records revenues of $29.0 million, the highest quarterly revenues in the Company's history.
- NQL opens new Ackerman International facility in Parkersburg, West Virginia.
- NQL introduces new product, the RTI tool.

**Q2**
- NQL records revenues of $31.7 million, establishing record quarterly revenues for the fourth consecutive quarter.
- NQL closes strategic acquisition of Northstar Drilling Systems Inc., a publicly traded company, resulting in the merger of Northstar's proprietary electromagnetic ("EM") technology business with NQL.
- NQL opens new service facility in Reynosa, Mexico.
- NQL completes expansion of its manufacturing facility, NBJ Manufacturing Ltd., in Nisku, Alberta.
- NQL relocates CanFish operations in Grande Prairie, Alberta to a new facility.

**Q3**
- NQL records revenues of $33.5 million, establishing record quarterly revenues for the fifth consecutive quarter.
- NQL closes acquisition of Numeric Machine Ltd., a privately owned machine shop based in Edmonton, Alberta.

**Q4**
- NQL achieves the highest annual revenues, EBITDA, cash flow and earnings in the Company's history.

I am pleased to present the financial and operational results of NQL Drilling Tools Inc. for the year 2001. The strong industry activity we saw in 2000 carried through most of 2001 and resulted in record earnings, cash flow and revenues for the Company. In keeping with our long term growth strategy, we completed 2 key acquisitions, continued our geographic expansion, and introduced new products to the market. In the last quarter of 2001, we saw declining activity that carried into 2002. We expect that NQL is well positioned to meet the short term challenges while continuing to focus on long term growth and enhancement of shareholder value.

**2001 was a record year for NQL Drilling Tools.** In prior years, we focused on geographic diversification, acquisitions of complementary businesses and products, and internal growth. The results of our growth strategies were evident in this year's strong financial performance. Revenues grew to $125 million, a 44% increase over 2000 revenues of $87 million. The Company realized 66% of these revenues outside of Canada. Net income, EBITDA and cash flow also saw healthy increases of 40%, 37% and 24%. Earnings per share increased by 22% to $0.73 from $0.60 in 2000.

## KEY ACQUISITIONS

Effective May 15, 2001, we purchased all of the outstanding shares of NorthStar Drilling Systems Inc. In keeping with our longstanding philosophy of not competing with our customers, the NorthStar Directional Drilling business was sold as part of this transaction. That left us with NorthStar's EM MWD technology, now trademarked as the BlackStar EM System. Prior to the NorthStar acquisition, a limited number of companies had access to EM technology and most of these companies used their technology for their own internal drilling programs. Since the acquisition, NQL has focused on expanding its fleet of EM tools. This capital expansion has now been completed and these tools are available to our customers.

On September 30, 2001, NQL acquired Numeric Machine Ltd. to enhance its machining capacity. Since then, Numeric has been relocated to our Nisku facility and has been rolled into the NBJ company. This has resulted in the addition of key management and machining equipment to meet increased manufacturing needs arising from our expanded product lines.


Dean Livingstone, Chairman of the Board, President & CEO

## EXPANDED FACILITIES

In May of 2001, we opened a service facility in Reynosa, Mexico to supply casing services to customers in the area. This will provide NQL with a growth base as other products and services are added to this facility.

Due to strong activity in the Casper, Wyoming region, we purchased a larger building and also set up a sales office in Denver, Colorado. This expansion was necessary to service existing customers and to promote continued growth in the area.

We expanded the Ackerman International operation through the addition of a new facility in Parkersburg, West Virginia. This expansion was motivated by opportunities and growth in deep gas drilling in the northeastern USA.

A 30,000 square foot expansion of the Nisku manufacturing facility was completed in 2001. This expansion allows the Company to meet increased manufacturing needs while managing costs. Manufacturing needs have increased due to demand for product as well as introduction of new product lines.

Canfish moved into its newly completed service facility in Grande Prairie, Alberta in June of 2001. This will allow Canfish to service existing and new customers in that region.

## CORPORATE VALUES

### Customer Focus

NQL builds long term relationships by listening for and understanding customers' business needs and providing products and services that meet or exceed those requirements.

### Integrity

Respect and integrity are fundamental to our actions and relationships with NQL's employees, customers and suppliers.

### Adaptability

NQL will continue to create new opportunities to achieve corporate and personal success by being flexible and adaptable.

### Employees

NQL's success is created by its employees. The Company supports and encourages each employee's personal success and development to their fullest potential and capability.

### Family

NQL appreciates and recognizes that strong and supportive families enable focused and committed employees.

### Shareholder Value

NQL consistently delivers value to the shareholders by creating superior returns on capital and equity. NQL's daily agendas and critical business decisions reflect these Corporate Values, and are focused on satisfying its customers and successful execution of its long-term growth strategies.

## NEW PRODUCTS

With the acquisition of NorthStar, we have now introduced the BlackStar EM MWD system. The BlackStar System is an advanced wireless guidance technology application used in oil and gas drilling, including underbalanced drilling as well as trenchless construction applications (e.g. to drill road and river crossings to install fiber optic cable). Since the acquisition, we have enhanced the technology and ramped up production, the majority of which was completed at the end of March 2002, to ensure availability to our customers. The BlackStar System is one of very few systems that are useable in the trenchless construction industry and is a natural extension to the Company's core business of supplying Black Max downhole motors.

During 2001, we also worked on the commercialization of the RTI tool – a combination section mill and whipstock. This tool is used in re-entry applications to mill out complete sections of casing which permits exit into formation with significant cost savings to the operator. This tool has been well received in US markets and is now commercial in 5½" and 7" casing sizes.

The Company has made significant advances in the development of its Rotary Steerable Tool (trademarked as the "CROBAR"). The CROBAR is intended to allow precise steering while the drill string is rotating. Test results to date have been favorable and this product is expected to achieve commercialization in the latter part of 2002.

The Company continues to focus its R & D efforts on new, complimentary products and enhancement of existing products. In addition to the products mentioned above, the Company's product lines include the Black Max downhole motors, Beaver whipstocks and mills, mechanical and hydraulic drilling jars (Best Hitter, Ray-Son and Rig Rattler jars), shock subs, and drill bits. Our wide range of tools enables NQL to supply a complete line of specialized tools and services, supplying drilling solutions from the surface to the drill bit.

## NEW PEOPLE

NQL is always conscious of the need to attract and keep qualified and experienced people. With the addition of the new products and expansion of its facilities, NQL has attracted qualified and experienced people to support the long term goals of the Company. We have added sales support in Denver, Colorado to compliment the Casper, Wyoming facility. Ackerman's new West Virginia location has attracted experienced staff to support that operation. Experienced personnel are in place at the new Reynosa, Mexico location. We have also placed experienced staff in Aberdeen, Scotland to market our products in the North Sea and other international locations. With the acquisition of Numeric, we have retained its management team and experienced machinists. We have also attracted qualified and experienced personnel to support the new products introduced or being developed throughout 2001. The 2001 results reflect not only the value of our products and the technology they incorporate but also the strength and skills of our experienced personnel.

## NQL'S LONG TERM GROWTH STRATEGY

At NQL, we will continue to execute our long-term strategy to become one of the largest oilfield tool suppliers in the world. Management has achieved a successful track record of growth by maintaining a two to three year goal-based planning horizon, yet remaining flexible and agile to respond within the current market realities. Today, NQL, is in even better position to deliver results with its experienced management team, financial strength and stability.

NQL has an established framework for successful international expansion. International operations include a machine shop in Santa Cruz, Bolivia and downhole facilities in Neuquen, Argentina and Dubai, United Arab Emirates. Both the Venezuelan and Netherlands operations evolved from joint ventures to wholly owned subsidiary operations today.

This organic growth happened by doing the right things right. Customer service and quality products have been the cornerstones for NQL's internal growth. As well, effective geographic expansion and finding new applications for existing products have created long-term growth for the Company.

During 2002, NQL will seek balanced growth within the larger, established North American Market, and, in the longer term, develop international opportunities. NQL has illustrated it has the ability to expand and capture new market share as well as effectively manage the diversity of changing markets. Moving forward, management anticipates that it can continue to prudently mangage costs and deliver profitable operations in 2002.

NQL will continue to identify and explore potential acquisitions of well-managed companies that provide products and services that are complimentary to NQL's existing offerings. Although market downturns sometimes provide short term opportunities for "bargains", NQL will make acquisitions that make long term sense and fit with the strategic plan – retaining management, customer relationships and intellectual capital. Experience has shown that acquiring complementary products and services provides accretive value to the Company and increases NQL's market share by providing a larger number of products and services to an expanded customer base. NQL is focused on retaining the people as well as the technology in an acquisition, and a successful retention record is a contributor to ongoing profitability.

## 2002 AND BEYOND

Although 2002 does not look as positive as 2001 for the oil and gas energy sector, this is likely a short-term challenge. World wide energy demand is forecast to continue to grow, as documented by the International Energy Agency ('IEA") that predicts increasing annual demand for the next 20 years, particularly in developing nations. The outlook for horizontal and directional drilling is also more positive than for general drilling demand. Capability to drill underbalanced, horizontal and directional wells has increased from 15% to 35% of US operators in the past ten years, with similar statistics projected for Canada and other international markets. In 2001, over 17,500 wells were completed in Canada. The number of wells projected to be completed in Canada for 2002 has declined to 13,000 as energy prices rationalize, but this is likely to adjust upward in 2003 as the supply and demand curves continue to shift. NQL, with its international presence, varied and high quality products and services, and its experienced and highly skilled personnel, is well positioned to meet the short term challenges in 2002.

The IEA is forecasting that in the next quarter century almost 40% of the world's energy supply will come from oil with another 26% from gas. As the energy exploration and development market continues to grow, service companies that are vertically integrated, have strong international operations and are focused on quality products and customer service, will continue to prosper.

NQL plans to take a cautious approach for the upcoming year to ensure continued stability for its worldwide group of companies. Management will focus on utilization of existing core downhole tool products such as the Black Max Motors (of which NQL has over 1,500 deployed strategically worldwide). The Company also has a number of new products that have been recently acquired or developed. These products include the RTI Tool, Rotary Steerable Tool, the Hands Tool and BlackStar EM Tools. It is anticipated these new products will result in larger revenues for NQL as they become commercial and accepted in the marketplace.

Although the global economies remain uncertain for 2002, the Company will continue to be driven by its long-term focus. NQL will pursue expansion opportunities that have the potential to provide solid returns for its shareholders.

Capital expenditures will remain focused on the long-term profitability of the Company. Current plans include a new facility in Stafford, Texas, just outside Houston. This will allow us to place our BlackStar EM technology adjacent to our US headquarters. NQL will focus on long-term growth and look for accretive acquisitions and expansion opportunities in order to enhance shareholder value.

### ACKNOWLEDGEMENTS

NQL's success is the result of our entire team's dedication and diligence, which is acknowledged and appreciated. The experience, guidance and overview provided by our Board of Directors are also of great value. Mr. Wally Kuchar, one of the original shareholders of Black Max, has decided to step down from the Board of Directors this year and we thank him for his support over the years. We also bid a fond farewell to Mr. Walter Stelmaschuk, one of the founders of NQL, who retired last spring. In his many years with NQL, Mr. Stelmaschuk served as President, Chairman of the Board and Corporate Investor Relations. I would also like to take this opportunity to welcome Mr. John King, founder and Managing Director of RedTree Capital Corporation to our Board. Mr. King is a director of several private companies. His varied experience within the industry and as an analyst, coupled with an engineering background, will be a great asset to the board.

We value the continued support of our shareholders through these challenging market conditions and look forward to meeting and exceeding expectations in 2002 and in subsequent years.

Dean Livingstone
Chairman of the Board,
President and CEO



**NQL Drilling Tools Inc. comprises three operational divisions:**

**THE DOWNHOLE TOOLS DIVISION,**
**THE OILFIELD SERVICES DIVISION,**
**AND THE MANUFACTURING DIVISION.**

NQL
DRILLING TOOLS inc.

## REVIEW OF OPERATIONS - DOWNHOLE TOOLS DIVISION

BlackMax
DOWNHOLE TOOLS ™

A PRODUCT LINE OF BLACK MAX™ DOWNHOLE TOOLS
Beaver™

RAY-SON
A PRODUCT LINE OF BLACK MAX™ DOWNHOLE TOOLS

Ackerman
INTERNATIONAL

BlackStar™

NQL is one of the world's leaders in the design, manufacture, and supply of downhole tools, with operations in 10 countries. The Downhole Tools Division product lines include Black Max drilling motors, Beaver whipstocks and mills, mechanical and hydraulic drilling jars, shock tools, drill bits and the BlackStar EM MWD system.

NQL has established market leadership by designing, manufacturing, servicing and marketing Black Max drilling motors to drilling companies around the world. Downhole motors hydraulically turn a drill bit from the end of the drill string, rather than the conventional method of rotating the entire drill string from the rig floor. These innovative Positive Displacement Motors, or "PDMs" are offered for rent or long-term lease, and occasionally for sale. Over 1,500 of these downhole drilling motors are available in more than 90 configurations and offer unique design features that ensure greater reliability and power transmission for longer motor life and increased efficiency. Black Max has the largest selection of PDMs in the industry for use in most drilling applications.

Black Max reduces drilling risks to customers through extensive quality control and precision testing. A highly skilled team's precision analysis, in-depth understanding and documentation of the capabilities of every Black Max tool, ensure superior field performance. Major components are marked with serial numbers, thereby, allowing historical tracing of components from composition of raw materials, to hours of useage, to its anticipated length of service. During regular inspections, if any part does not meet exacting criteria, it is replaced.

The BlackStar EM MWD System is one of the most advanced technologies available today in downhole guidance systems. The BlackStar system provides accurate, wireless, real-time data that drilling operators can use to guide directional and horizontal drilling in many drilling environments. The system uses electromagnetic signals to transmit precise location data to the surface, allowing precise wellbore control for horizontal, directional and re-entry drilling. The complementary Black Max StarTracker enables drilling contractors to safely complete wellbores where there is magnetic interference.

### Continual Growth for NQL Drilling Tools Inc.

| January 1993 | June 1995 | September 1995 |
|---|---|---|
| Aquired Black Max Downhole Tools Ltd. (Canadian Operations), Black Max Downhole Tools Inc. (U.S. operations) and Canadian Downhole Drill Systems Inc. (patent holder).<br><br>Black Max Downhole Tools' U.S. operations have grown from one location in 1993 to ten locations in 2001. | Entered the South American market through a joint venture with P&T Servicios Petroleros C.A., a Venezuelan-based casing services provider. | Acquired Beaver Oil Tool Ltd., and Ray-Son Rentals Ltd., both of which were merged into Black Max. |





Additional applications for the BlackStar system include the PAT System (Production Acquisition Tool) which transmits downhole pressure data during short and long term well testing programs from a semi-permanent installation. The TAS System (Telemetry Acquisition System) provides real-time wireless transmission of bottom hole pressure and temperature information during hydraulic fracturing. This innovative technology addresses potentially expensive problems for well operators, and makes an important contribution to upstream petroleum industry operations. In 2001, Black Max has focused on modification and production of the BlackStar EM MWD systems as this was considered the best use of company funds. However, further development of the PAT and TAS systems may result in a material impact in the future.

One of the key capital projects planned for 2002 is the construction of a new facility for the BlackStar EM product line in Stafford, Texas. This location, near Houston, will be adjacent to the Company's US headquarters, and will be a key component of the efforts to rationalize overheads and effectively cross-market to customers between the complimentary divisions of NQL.

Black Max designs and manufactures drilling jars under the Ray-Son, Rig Rattler and Best Hitter names. Drilling jars are used to free equipment that has become lodged in the wellbore. Each of these product lines has unique features for application in different drilling environments.



**September 1995**
Began with acquisition of Beaver Oil Tool Ltd. which provided specialized milling services.

**November 1996**
Set up V.O.F. ACE Downhole Tools and Services as a 50% joint venture with Ackerman International, Corp. to market Black Max products and Ackerman International drill bits in Europe.

**December 1996**
Acquired NBJ Manufacturing Ltd., based in Edmonton, Alberta.

**September 1997**
Acquired P&T Servicios Petroleros C.A., formerly a joint venture partner in Venezuela, to market the Company's three product lines as well as P&T's own tong and casing services.

# REVIEW OF OPERATIONS - **DOWNHOLE TOOLS DIVISION**

Ray-Son shock tools are designed to cushion heavy axial loading and bit vibrations encountered in rough drilling operations and are an excellent way to maximize cost efficiency in drilling operations. Shock tools work to increase drill string life by reducing shock and vibration causing failures, extending string life as well as sparing the bit from repeated impact. Shock tools also increase penetration rates by keeping consistent bit contact on the drilled surface.

NQL offers many other products including drill bits, offset flex subs, anti-torque swivels, utility rig swivels, rotor catchers and near bit cutters.

Growth in NQL's downhole division was particularly strong in the US and internationally. Increased US drilling activity drove an expansion of the Black Max Casper, Wyoming office. The Ackerman International division, which markets new and used drill bits, pipe, collars and other drilling components, added a location in Parkersburg, West Virginia to address opportunities presented by the growth in deep gas drilling in the northeastern US.

The Black Max drilling motors have gained important market share for NQL and should continue to drive profitable future growth. A key development in this division is the diversification in drilling applications. Nearly 22% of current business is now in performance drilling, and directional/horizontal work has fallen from 82% to 55% in the past five years, with growth evident in the coiled tubing and utility sectors. Key drilling applications for Black Max motors (and complimentary tools) now include:

- Performance/straight hole drilling: Performance drilling is growing quickly as matching motor configurations to PDC (Polycrystalline Diamond Compact) drill bits facilitates faster drill times and reduces wear and tear on drill pipe and collars.
- Utility drilling: River and road crossings, pipeline boring, fiber optic installation and mining are a few of the key growth areas.
- Coiled tubing drilling: Coiled tubing requires downhole motors and is particularly effective in shallow gas drilling due to lower costs and faster moving times.
- Remedial and workover drilling: Cost-effective re-entry of existing wellbores is a counter-cyclical diversification.



## Continual Growth for NQL Drilling Tools Inc.

| February 1998 | October 1998 | September 1999 |
|---|---|---|
| NBJ Manufacturing Ltd. moved to new facilities in Nisku, Alberta. | Set up Black Max S.A. in Bolivia to market the Company's products in that area. | Aquired Stingray Tools Ltd., a privately owned manufacturer and distributor of hydraulic drilling jars, shock tools and other downhole equipment, and merged it into its Black Max operations; acquisition provided a new line of purely hydraulic drilling jars as well as further inroads to oil and gas exploration and production companies. |



Canadian Offices:
Calgary, AB
Estevan, SK
Grande Prairie, AB
Lloydminster, AB
Whitecourt, AB
Bonnyville, AB
Head Office:
Nisku, Alberta, Canada
Akersloot,
The Netherlands
U.S. Offices:
Houston, TX,
Bakersfield, CA,
Casper, WY,
Mt. Carmel, IL,
Denver, CO,
Odessa, TX,
Lafayette, LA,
Parkersburg, WV,
Oklahoma City, OK,
Traverse City, MI
Reynosa,
Mexico
Venezuelan Offices:
Anaco,
Barinas,
Ciudad Ojeda
Dubai,
United Arab Emirates
Loyang Crescent,
Singapore
Santa Cruz,
Bolivia
Perth,
Western Australia
Neuquen,
Argentina
Legend
Head Office
Regional Office
Marketing & Tool Stocking Facility
Business Associate
Joint Venture


| September 1999 | January 2000 | January 2000 | April 2000 | July 2000 |
|---|---|---|---|---|
| Acquired a 70% interest in NBJ Manufacturas Petroleras (Bolivia) S.A.; commenced operations in April of 2000. | Opened facilities in Dubai, U.A.E. | Acquired CanFish Services Inc. which now handles all milling services previously supplied by NQL's Beaver Oil Tool subsidiary. | Opened a stocking facility in Neuquen, Argentina, which was expanded to a full-service facility in the first quarter of 2001. | Acquired Ackerman International Corp., a U.S.-based supplier of new and used drill bits, drill pipe and collars, as well as other drilling equipment; acquisition also gave NQL 100% ownership of ACE. |

CanFish Services Inc. currently leads the Oilfield Services division of NQL Drilling Tools. CanFish provides specialized fishing tools, rental tools, wireline and pipe recovery services to Canadian and International oil and gas exploration and producing companies. The Company's Venezuelan and Mexican operations provide casing services.

CanFish has inventory to support complete open and cased hole fishing, milling and pipe recovery in hole sizes ranging from 2 3/8" production tubing through to 36" open hole drilling operations. Specialty services include Whipstock and Sidetrack Tools, Packer Milling, Section Milling and High Performance Pilot Milling. Canfish operates in Canada from five offices, and continues to explore expansion into the US and internationally. Some of the international expansion has already begun through sales representation in Aberdeen, Scotland.

The Services Division accesses the Beaver whipstocks and mills that are designed, manufactured and supplied by Black Max, and are primarily used for well bore re-entry applications. The proven technology incorporated in Black Max's retrievable, conventional and packer style whipstocks and mills for use in existing wells, are supplied to independent downhole fishing companies. Whipstocks and mills are used together to allow horizontal and directional re-entry drilling in cased wellbores and to sidetrack wellbores to avoid downhole restrictions.

During the spring of 2001, the Company opened a new service facility in Reynosa, Mexico. This facility was established to provide casing services to local customers and shows good potential for growth in the Mexican market.

Tong and casing services activity in the Ciudad Ojeda and Anaco, Venezuela locations increased in 2001, following the growth and success of the downhole tools market and resurgence of drilling and workover activity in 2000.

NQL will continue to grow its Oilfield Services Division in Canada and internationally. CanFish operations continue to be based approximately 40% on drilling and 60% on workover and production activities, reducing the cyclicality inherent in the oilfield services business. The customer base for the drilling segment will be expanded internally by cross marketing to NQL's existing customers. With the workover and re-entry market coming from a different customer base, this will provide opportunities to expand the EM and other tool markets. Future international opportunities include South America, the North Sea, Northern Africa and Southeast Asia.


CANFISH

The Oilfield Services Division will access the recently developed RTI tool - a tool that is an effective blend of a section mill and whipstock in a single unit. This tool will enable more cost effective drilling with a single run to set the whipstock and mill out casing. Continuing research and development for 2002 will enhance this product line with a variety of sizes and options to meet the needs of customers. The RTI tool has been used successfully in over 20 drilling operations to date.

## Continual Growth for NQL Drilling Tools Inc.

| September 2000 | January 2001 | May 2001 |
|---|---|---|
| Opened a new CanFish facility in Whitecourt, Alberta. | Opened a new Ackerman facility in Parkersburg, West Virginia. | Acquired Northstar Drilling Systems Inc. proprietary EM technology business. NQL plans to rent or sell these systems to all horizontal and directional drilling service providers- a natural extension of the Company's core business of providing mud motors to these same customers. |

NQL's Manufacturing Division was enhanced in 2001 by the acquisition of Numeric Machine Ltd., a privately owned machine shop based in Edmonton, Alberta. Numeric was a high precision CNC machine shop, and one of NQL's largest third party machine shop suppliers for the past several years. The recently completed 30,000 square foot expansion of the Nisku facility significantly increases NQL's ability to provide internal machining requirements and cost controls. Numeric's operations have now been relocated to this new facility to increase efficiency. A state-of-the-art facility in Santa Cruz, Bolivia also provides enhanced capability and more efficient service to NQL's international markets. Additional equipment planned for 2002 will continue to increase the flexibility and capacity of these manufacturing facilities.

NBJ MANUFACTURING LTD.

The Company will continue to provide 70-80% of its own manufacturing requirements internally, to provide efficient cost, quality and delivery control. The Bolivian operations delivered over 30% of the South American spare parts requirements, reducing import costs and delivery lead times. NQL is also generating additional revenue through manufacturing and repair services to local third parties.



Third party revenue for this division remains at approximately 2% of total consolidated revenues for NQL, increasing by 11% over 2000 results. While this represents only a small portion of the Company's top line (via external sales), management views the manufacturing operation as strategic, as it enables NQL to maintain operating margins and control delivery times.

## RESEARCH AND DEVELOPMENT

NQL will continue to respond to customers needs through its research and development efforts. The new R&D facility in the Nisku operation includes a metallurgical lab that enhances internal research and testing of new and existing materials. Ongoing product development and improvement is a key commitment to product leadership and customer service. NQL's product development team is comprised of experienced individuals from Alberta and the US who develop and commercialize new product lines. Revenue growth from new commercial products coming on stream continues to prove the value of this experienced team.

New products that have been developed include the Windowmaker one-trip whipstock system commercialized in 2000, a proven revenue generator. An important new product introduced in 2001 was the RTI tool, which is essentially a section mill and whipstock in one and is effective in the wellbore re-entry market. Three products in 2002 that will complement NQL's existing downhole motors business include additions to the BlackStar EM guidance system and additional configurations of the RTI tool and the Rotary Steerable tool.

**May 2001**
Opened a new service facility in Reynosa, Mexico to provide casing services to local customers.

**June 2001**
CanFish's Grande Prairie operations were relocated to a new facility in Grande Prairie, Alberta.

**June 2001**
Completed expansion of NBJ Manufacturing Ltd. facility in Nisku, Alberta.

**September 2001**
Acquired Numeric Machine Ltd., a privately owned machine shop based in Edmonton, Alberta.

**October 2001**
Opened new sales office in Denver, Colorado.


BlackMax
DOWNHOLE TOOLS ™
CANFISH SERVICES INC.
Ackerman
INTERNATIONAL
BlackStar™

**Whipstock** - Whipstocks and mills are used together to exit cased wellbores to allow horizontal and directional re-entry programs. Known as the Beaver product line, it has become one of the leading international suppliers to independent downhole fishing companies.

**RTI** - An effective blend of a section mill and whipstock in a single unit used to mill a section of casing for re-entry jobs. This recently developed tool has been used successfully in over 20 drilling operations to date.

**Motor** - The Black Max motor, NQL's signature product, hydraulically turns the drill bit from the end of the drill string as opposed to conventional drilling systems which turn the drill bit by rotating the entire drill string from the rig floor. Black Max provides the largest selection of downhole motors in the industry.

**EM** - The Black Star EM system is an advanced wireless guidance technology application used in oil and gas drilling, including underbalanced drilling, and trenchless construction in the utility market. NQL is one of the largest independent suppliers of this technology.


NQL
DRILLING TOOLS inc.

**Drilling Jar** – Used to free equipment lodged in the wellbore. NQL designs and manufactures mechanical, mechanical/hydraulic and hydraulic jars, offering its customers a wide variety, depending on their requirements and preferences.

**Rotary Steerable Tool** – A cost efficient device used in straight and directional wellbore applications. Guided by the orientation of the tool, corrections can be made in the wellbore while drilling ahead, thereby, eliminating costly "trip time".

## STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Company believes that sound corporate governance practices are essential to the effective, efficient and prudent operation of the Company and that these practices should be reviewed regularly to ensure that they are appropriate. A description of the Company's corporate governance practices follows. This Statement of Corporate Governance Practices has been prepared by Michael Kennedy, who has been appointed the Lead Director and is responsible for developing the Company's approach to corporate governance issues and ensuring that the Company has sound corporate governance practices.

## MANDATE OF THE BOARD

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company, pursuant to the powers granted by, and the obligations imposed under, the Business Corporations Act (Alberta), the Company's constating documents and the common law. The Board of Directors fulfills its mandate directly and through its committees at regularly scheduled meetings. Meetings of the Board are held at a minimum every quarter to review the Company's operating results for the quarter as well as once annually to review the Company's proposed budget. Additional meetings of the Board are held on an as needed basis, either in person or by teleconference. Additionally, the independent Board members meet on an ad hoc basis to review the performance of management. Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks that the Company faces. The directors are kept informed of the Company's operations at these meetings, as well as through reports and discussions with management, which consults with the Board freely on matters within their particular areas of expertise. In a Company whose business strategy requires quick decision making, the Board has empowered management with the authority to act on day to day matters and within defined parameters in order to carry out the Company's business plan. All of the directors are meaningfully aware of and involved in the Company's business activities, and the Board continuously evaluates the performance of management and the performance of the Company as a whole.

## ADOPTION OF A STRATEGIC PLANNING PROCESS

Although the Company's strategic planning process is a management initiative, the Board of Directors as a whole participates annually in the process by reviewing and approving the strategic plans and budgets. On a continuing basis, the Board will continue to ensure that the plans are appropriate.

## MANAGING RISK

Senior management periodically reports to the Board of Directors on the principal risks faced by the Company and the steps implemented by it to manage these risks. The Board has considered and does, in its deliberations, consider the principal risks of the Company's business and will continue to work with management to assess and review the on-going management of these risks.

## APPOINTING, TRAINING AND MONITORING SENIOR MANAGEMENT

The Compensation Committee assists the Board of Directors in monitoring the performance of senior management. The Company has employment contracts with key members of the senior management team. With respect to management personnel, the Company actively seeks to recruit highly motivated individuals with broad-based skills and a demonstrated capacity to adapt to a dynamic business environment. Senior management are encouraged to participate in appropriate professional and personal development activities (e.g. courses and programs). In addition, the Nominating and Succession Committee reviews and reports to the Board on the organizational structure of the Company at least annually and is actively involved in the succession planning process.

## RESPONSE TO SHAREHOLDERS

The Board believes that its communications with shareholders, and the avenues available for shareholders and others interested in the Company to have their inquiries about the Company answered, are responsive and effective. Inquiries from shareholders are treated on a priority basis with prompt responses from the appropriate member of senior management. In addition, a significant portion of the Company's communications with its shareholders is reviewed by the Board prior to distribution to the shareholders. Annual financial statements are submitted to the Board for approval, as are Management's Discussion and Analysis of Financial Results, quarterly results and reports of management thereon, the Company's Management Information Circular, and press releases on major developments.

## INTEGRITY OF INTERNAL CONTROLS AND MANAGEMENT INFORMATION SYSTEMS

The Board, through the Audit Committee, assesses the effectiveness of the internal controls and management information systems at meetings held with the external auditors and members of senior management.

## MANDATE OF THE BOARD AND THE CHIEF EXECUTIVE OFFICER

Formal position descriptions have not been developed for Board members since the Board assumes overall responsibility for overseeing the affairs of the Company. The description of the position of the Chief Executive Officer follows from his role and responsibilities in connection with corporate objectives prepared by senior management and reviewed and adopted by the Board. The Chief Executive Officer is responsible for ensuring that these objectives are met. His performance in this regard is assessed by the Compensation Committee.

## BOARD COMPOSITION

The Board of Directors of the Company is composed of a majority of "unrelated directors". An "unrelated director" is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, interfere materially with that director's ability to act with a view to the best interests of the Company.

In considering their qualifications as unrelated directors, the Board took into account relationships certain of the unrelated directors have or have had with the Company. Mr. Kennedy is a partner in a law firm which provides legal advice to the Company and Mr. Richards is a former partner of a law firm which provides legal advice to the Company. The Board of Directors does not believe that these relationships should reasonably be perceived to materially interfere with their ability to act in the best interests of the Company.

The Board of Directors was composed of seven members as of December 31, 2001. The Board of Directors believes that six directors – Messrs. Kennedy, Richards, Kuchar, Sawin, Martin and King – were "unrelated directors" and that one director – Mr. Livingstone – was a "related director".

The size and composition of the Board have been driven by a desire to ensure that the Company has an appropriate complement of skills, knowledge, and experience required for the effective management of the Company, and for ensuring long-term growth and value for shareholders.

## SIZE OF BOARD

The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors as presently constituted is appropriate for a company of its size and complexity. The current size of the Board is reflective of the Company's business model, which requires quick and effective decision making. The Board, as presently constituted, brings together a mix of skills, backgrounds, ages and attitudes that the Board considers appropriate to the stewardship of the Company. The periodic review of this issue is part of the mandate of the Nominating and Succession Committee.

## BOARD TRAINING AND PERFORMANCE

The Company, in seeking out new Board members, looks for individuals who have previous experience in the operation of public entities. Each new director is given the opportunity to meet with senior management and to review the Company's budget and strategic plan, and historical public information. Presentations are made periodically by senior management to the Board of Directors in the main areas of the Company's business and operations. The unrelated directors of the Company meet periodically to assess the performance of the Board and the Company as a whole.

## INDEPENDENCE FROM MANAGEMENT

Currently, Mr. Livingstone is Chairman of the Board and Chief Executive Officer of the Company. In the context of the Company, the Board at this point believes that the role of the Chair and the Chief Executive Officer in setting the Board agenda and ensuring that adequate and proper information is made available to the Board, a critical element for effective corporate governance, is best filled by a person who has intimate knowledge of the Company, its operations and the industry within which this Company operates. The Board is of the view that Mr. Livingstone, in conjunction with other senior management, is the most qualified individual to fulfill this function.

The Board regularly reviews the quantity and quality of information provided to it and, from time to time, requests changes. The skill sets and experience of the unrelated, independent directors on the Board, combined with the accessibility and experience of the senior management director, have enabled open and meaningful discussions and enhanced the Company's management. The Board is very much a working Board - with all non-management members serving on committees that are active and involved. The Board has open access to information relating to the operations of the Company. In addition, the Board members may engage independent advisors at the Company's expense, with the approval of the Nominating and Succession Committee, to assist them in their work.

## COMMITTEES OF THE BOARD

### Audit Committee

The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. The committee is also responsible for reviewing the quarterly and annual financial statements of the Company prior to the approval by the full Board of Directors. The Audit Committee has direct communication channels with the external auditors and has, on occasion, met with them in the absence of management.

The members of the Audit Committee of the Company met five times during fiscal 2001. The members of the Audit Committee are Derek Martin, William Richards and Allan Sawin.

### Compensation Committee

The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors on such matters as compensation and termination of the Company's Chief Executive Officer, and for the administration of the Company's Incentive Stock Option Plan.

The current Compensation Committee of the Company met once during fiscal 2001. The members of the Compensation Committee are Michael Kennedy, William Richards, John King and Wally Kuchar.

### Nominating and Succession Committee

The Nominating and Succession Committee is responsible for assessing the effectiveness of the Board, its size and composition, and for identifying the characteristics required in new Board members and identifying particular individuals who meet those characteristics. The members of the Nominating and Succession Committee are Allan Sawin, Derek Martin and John King. The Nominating and Succession Committee met twice during fiscal 2001.

## DECISIONS REQUIRING BOARD APPROVAL

At present, in addition to those matters which must, by law, be approved by the Board, management seeks Board (or appropriate committee) approval for any transaction which is out of the ordinary course of business or could be considered to be "material" to the business of the Company. Any Management initiatives not covered in the annual business plan require Board approval.

## EXPECTATIONS OF MANAGEMENT

The Board's relationship with management is an open and productive one. Management uses its Board effectively and frequently seeks the advice of its outside Board members with respect to various aspects of its business. The resources available to the Company by virtue of skill sets represented on the Board have enabled management to obtain relevant feedback on a broad variety of matters and, as a result, input and direction prior to formulating its recommendations. The Board expects the Company's management to: (i) review, on an ongoing basis, the Company's strategies and their implementation in all key areas of the Company's activities, in light of evolving and changing market conditions and government regulations; (ii) conduct a comprehensive annual budgeting process and monitor the Company's financial performance against the annual budget approved by the Board; (iii) take the initiative in identifying opportunities and risks for the benefit of the Company; and, (iv) report in a comprehensive, accurate and timely fashion on the business and affairs of the Company, generally, and on any specific matters that it considers of significant material consequence to the Company and its Shareholders.

# FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## OVERVIEW

The management's discussion and analysis focuses on key statistics from the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oil and gas services sector. This discussion should not be considered all-inclusive as it excludes changes that may occur in general economic, political and environmental conditions. This discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and related notes and material contained in other parts of this annual report.

NQL achieved record levels of financial performance during 2001 resulting from strong market conditions for the majority of the year. In addition to improved financial results, the Company completed the acquisitions of Northstar Drilling Systems Inc. ("Northstar") and Numeric Machine Ltd. ("Numeric"), and expanded existing operations into new markets including Reynosa, Mexico; Neuquen, Argentina; Parkersburg, West Virginia and Bonnyville, Alberta.

## RESULTS OF OPERATIONS

($000s, except per share amounts)

| | 2001 | 2000 | % Change |
|---|---|---|---|
| Revenues | $ 124,961 | $ 87,019 | 44% |
| Income | | | |
| before goodwill amortization | $ 18,280 | $ 12,692 | 44% |
| after goodwill amortization | $ 16,281 | $ 11,588 | 40% |
| Earnings per Share (diluted) | | | |
| before goodwill amortization | $ 0.81 | $ 0.66 | 23% |
| after goodwill amortization | $ 0.73 | $ 0.60 | 22% |
| Cash Flow from Operations | $ 28,060 | $ 22,590 | 24% |
| Cash Flow per Share (diluted) | $ 1.25 | $ 1.17 | 7% |

## REVENUES

### Consolidated

For the year ended December 31, 2001, NQL recorded revenues of $125.0 million, the highest in the Company's history. This represented an increase of 44% over the $87.6 million recorded for 2000 and an increase of 142% over the $51.6 million recorded for the sixteen months ended December 31, 1999.

### Geographic Segments

Revenues in Canada are generated by all three of the Company's operating divisions: Downhole Tools, Oilfield Services, and Manufacturing. Canadian revenues increased 23% to $42.0 million from $34.2 million in 2000. This resulted from increased oil and gas drilling and the consequent increase in demand for NQL's products and services. The Company's CanFish operation accounted for a large share of the increase in Canada, posting revenues of $19.0 million compared to $13.9 million in 2000.

U.S. revenues increased 56% to $52.5 from $33.7 million in 2000, again due primarily to the general increase in industry activity. Revenues from the Company's US Black Max operation accounted for a large percentage of the increase with revenues of $38.3 million compared to $25.1 million last year. Revenues from Ackerman International for the year were $11.2 million compared to $8.6 million for the six months ended December 31, 2000 (acquired July 1, 2000). The second-quarter acquisition of Northstar Drilling Systems Inc. and the resulting EM technology contributed $3.2 million of revenue for 2001.

International revenues increased 59% to $30.5 from $19.1 million in 2000. The improvement is due to the healthy operating environments in the oil and gas industries in most of the Companies International markets and the opening of a new facility in Mexico. Operations in Venezuela showed strong results for the year, posting revenues of $15.4 million, an increase of 44% over 2000 revenues of $10.7 million. Operations in Holland increased 47% to $4.3 million from $2.9 million in the prior year. Another area showing substantial improvement, were operations in U.A.E. with revenues increasing 57% to $2.5 million from $1.6 million last year. The remaining international revenues came from operations in Mexico, Argentina, Bolivia, and sales to Vietnam and Australia.

| Revenues by Geographical Segment | 2001 | 2000 | % Change |
|---|---|---|---|
| Consolidated | $ 125.0 | $ 87.0 | 44% |
| Canada | $ 42.0 | $ 34.2 | 23% |
| U.S. | $ 52.5 | $ 33.7 | 56% |
| International | $ 30.5 | $ 19.1 | 59% |

**Operating Divisions**

The Downhole Tools Division comprises the operations of Black Max Downhole Tools Ltd. (Canadian operations) and Black Max Downhole Tools Inc. (U.S. operations) as well as several other acquired businesses currently operating under the Black Max banner. The Division designs, manufactures, services and markets downhole drilling motors, whipstocks, mills, EM MWD guidance systems, drilling jars, shock subs, drilling bits and a number of other downhole tools such as flex subs, bent housings and swivels. Revenue for the Division in 2001 amounted to $103.1 million; an increase of 47% over the $70 million recorded for the year ended December 31, 2000.

The Oilfield Services Division provides specialized downhole fishing services through NQL's wholly owned subsidiary, CanFish Services Inc. Revenues for the Division amounted to $19.0 million in 2001 compared to $13.9 million in 2000.

The Manufacturing Division derives its revenues from manufacturing and machining facilities in Nisku, Alberta and in Santa Cruz, Bolivia. As this Division's products are sold primarily to the Downhole Tools Division in order to maintain margins, the majority of its revenues are eliminated upon consolidation. Revenues for the Division to third parties amounted to $2.9 million in 2001, an increase of 11% over the $2.6 million recorded for the year ended December 31, 2000.

| Revenues by Operating Division | 2001 | 2000 | % Change |
|---|---|---|---|
| Consolidated | $ 125.0 | $ 87.0 | 44% |
| Downhole Tools | $ 103.1 | $ 70.0 | 47% |
| Oilfield Services | $ 19.0 | $ 14.4 | 32% |
| Manufacturing | $ 2.9 | $ 2.6 | 11% |

## EXPENSES

Direct Expenses for 2001 were $59.5 million (47.6% of sales) compared to $39.8 million (45.7% of sales) for 2000. The increase can be attributed to inventory adjustments resulting from the year-end count and increased service costs. This resulted in a gross margin for the year of 52.4% compared to 54.3% in 2000.

General and administrative expenses increased to $21.8 million in 2001, representing 17.4% of revenue, compared to $15.4 or 17.7% in 2000. This resulted in EBITDA for 2001 of $43.7 million (35.0% of sales) compared to $31.9 million (36.6% of sales) in 2000.

Amortization expense increased to $12.2 million in 2001 from $8.9 million in the prior year. The increase relates to the capital expansion program during the year, as well as the amortization on the assets acquired in conjunction with the acquisitions of Northstar and Numeric. The increase also relates to a change in accounting policy made during 2001. Effective January 1, 2001, the Company changed the manner in which it accounted for used replacements. These items, which are now included with capital assets, were previously included with inventory. This change was made to better reflect the nature of these assets. As a result of this change, amortization for 2001 increased by $1.1 million.

Interest expense increased to $3.5 million from $2.9 million in 2000. The increase is a result of the additional bank indebtedness incurred during the year to fund the 2001 capital expansion program as well as the interest on additional long term debt incurred.

Income tax expense increased to $9.7 million from $7.4 million during the year due to higher pre-tax earnings. The effective income tax rate for the company for the year was 34.7% compared to 36.8% in 2000 and 35.6% in 1999.

Goodwill amortization also increased during the year, from $1.1 million to $2.0 million, due to the goodwill associated with the Northstar acquisition.

## EARNINGS

Net earnings for the year ended December 31, 2001 totaled $16.3 million, an increase of 40% over the $11.6 million recorded for the year ended December 31, 2000. Diluted earnings per share amounted to $0.73 compared to $0.60 for 2000. Cash flow from operations for the year ended December 31, 2001 totaled $28.1 million, an increase of 24% over the $22.6 million in 2000. Diluted cash flow per share amounted to $1.25 compared to $1.17 for the prior year.

## BUSINESS ACQUISITIONS

Effective May 15, 2001, the Company acquired all the outstanding shares of Northstar Drilling Systems Inc. resulting in the strategic merger of Northstar's proprietary electromagnetic ("EM") technology business with NQL. The transaction was completed by way of plan of arrangement and resulted in a share exchange with Northstar shareholders receiving 0.2 of a NQL share for each Northstar share and Northstar option holders receiving 0.2 of a NQL warrant for each Northstar option held. This resulted in a total purchase price including transaction costs of $32.7 million. As part of the plan agreement, NQL sold Northstar's conventional horizontal and directional oil and gas drilling business for $7.5 million to an existing customer. Under the terms of the agreement, the customer acquired all of Northstar's directional drilling equipment and the shares of Northstar's wholly owned subsidiary, Di-Drill Inc.

NorthStar's EM System, now trademarked as the Black Star EM System, is an advanced wireless guidance technology application used in oil and gas drilling, including underbalanced drilling, and trenchless construction in the utility market (e.g. to drill road and river crossings to install fibre optic cable). In the trenchless construction market, the Black Star EM System is a major technological advance. Due to its innovative and compact design, it is easily convertible for use in both the oil and gas and trenchless construction (utility) industries. The compact design of the EM System allows it to be easily transported on most commercial airlines.

Only a limited number of companies currently have access to EM technology for use in horizontal and directional drilling. The majority of these companies are using EM technology to gain a competitive advantage in providing horizontal and directional drilling services. NQL is making the Black Star EM technology available on a rental basis to all horizontal and directional drilling service providers – a natural extension of NQL's core business of renting mud motors to these same customers. In addition to serving horizontal and directional drillers in the oil and gas industry, NQL services the rapidly growing trenchless construction (utility) market with mud motors currently rented to a broad base of customers. NQL also has the international infrastructure in place to expand EM rentals outside of Canada.

Effective September 30, 2001, the Company acquired all of the shares of Numeric Machine Ltd., a privately owned machine shop based in Edmonton, Alberta. The purchase price was $2.4 million comprising of a combination of cash and the issuance of Class "A" common shares. Numeric has been in the business of providing high precision machining since 1995 and had been one of NQL's largest third party machine shop suppliers for the past several years. Due to the expansion of NQL's business over the last few years, through acquisitions and new product lines, this acquisition was necessary to keep up with machining requirements and cost controls. In conjunction with the acquisition, Byron Frederick, founder of Numeric, has agreed to terms of employment. NQL expects that Mr. Frederick's considerable experience and knowledge will be key to the success and continued growth of NQL. Since the acquisition, this company has been wound up into NBJ Manufacturing Ltd. and its operations have been relocated to the Company's machining and manufacturing facility in Nisku.

## BUSINESS EXPANSION

The Company expanded its international presence during the past year through a new service facility in Reynosa, Mexico. This facility was setup to provide casing services to customers in the area. This will also provide the Company with a base from which to grow as other products and services are added.

In conjunction with the acquisition of Northstar, the Company was able to expand its presence in Argentina. Northstar previously had a branch operation in Argentina.

In the US, due to the strong activity in the Casper, Wyoming region, the Company expanded its operations in the area through the purchase of a facility. This larger facility should enable the company to continue to grow its business in this region. As well, a sales office was recently opened in Denver, Colorado to expand the customer base in the area. This sales office will be supported by our Casper facility.

Ackerman International expanded its presence in the US during the year through the addition of a new facility in Parkersburg, West Virginia. This facility was opened to take advantage of opportunities presented by the growth in deep gas drilling in the northeast US.

In the Oilfield Services Division, the Company expanded its operations by opening a new facility in Bonnyville, Alberta and also through the addition of a fifth wireline unit. CanFish also moved into a new facility in Grande Prairie, Alberta to better serve its customers in the area. In addition, international sales support is now based out of Aberdeen, Scotland. This salesman will be trying to gain recognition and attract business in markets outside of North America.

## CAPITAL EXPENDITURES

Additions to capital assets for 2001 were $19.5 million compared to $17.4 million for 2000. These additions resulted from an increase in the number of downhole tools and shop equipment required to service the increased demand occurring during the year. Also adding to capital expenditures in 2001, was the expansion to the Company's NBJ machining and manufacturing facility, and the new facilities added for CanFish in Grande Prairie, Alberta and for Black Max in Casper, Wyoming.

## LONG-TERM DEBT

At December 31, 2001, the Company had long-term debt of $22.3 million. This debt is comprised of a capital loan of $20 million, a promissory note of $0.8 million resulting from the Ackerman International acquisition, $0.50 million in long-term employment benefits payable in South America, and $1 million in other miscellaneous loans and agreements. The capital loan, which requires quarterly principal payments of $1 million, bears interest at prime plus 1.25%. The promissory note is payable in quarterly principal payments of $250,000 US plus interest at 8%.

## QUARTERLY INFORMATION

(In thousands of Canadian $, except per share figures)

| | 2001 | | | | 2000 | | | |
|---|---|---|---|---|---|---|---|---|
| | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 |
| Revenue | $ 30,711 | $ 33,525 | $ 31,737 | $ 28,988 | $ 27,716 | $ 25,002 | $ 14,998 | $ 19,303 |
| Net Income | $ 1,408 | $ 5,207 | $ 4,856 | $ 4,810 | $ 3,943 | $ 3,958 | $ 1,231 | $ 2,456 |
| - Per Share - basic | $ 0.06 | $ 0.22 | $ 0.23 | $ 0.24 | $ 0.20 | $ 0.21 | $ 0.07 | $ 0.13 |
| - Per Share - diluted | $ 0.06 | $ 0.22 | $ 0.22 | $ 0.24 | $ 0.20 | $ 0.20 | $ 0.06 | $ 0.13 |

## LIQUIDITY AND CAPITAL RESOURCES

At fiscal year-end 2001, the Company had bank indebtedness relating to its operating facilities of $29.5 million compared to $23.9 million at December 31, 2000. The credit facilities available to the Company and its subsidiaries at December 31, 2001 included a Canadian bank operating facility of up to $27.0 million bearing interest at the Canadian bank's prime interest rate plus 1% secured by accounts receivable and inventory. The Company also had an operating line available at a US bank in the amount of $3.0 million US and an operating line at a Dutch bank in the amount of 500,000 Dutch guilders. (At December 31, 2001, one Canadian dollar was equal to 1.56 Dutch guilders)

## ENVIRONMENTAL MATTERS

The Company operates with a sense of the importance of protecting the environment and is not aware of circumstances that would create any significant financial responsibility for environmental matters.

## MANAGEMENT AND FINANCIAL CONTROLS

NQL maintains management and accounting policies, procedures and controls that are sufficient, in the opinion of management, to result in reliable financial reports and provide adequate controls over Company assets.

## BUSINESS RISKS AND FUTURE OUTLOOK

The demand for the Company's products and services are largely dependent upon the level of expenditures by oil and gas companies on exploration and development activities. Exploration and development activities are affected by a number of factors, which include fluctuations in commodity prices, changes in equity markets, taxation and government regulations, and general economic conditions. The Company attempts to mitigate some of these risks through additional applications for its tools in industries such as the utility, environmental and trenchless construction. Also, as NQL continues to expand its operations internationally, it must be aware of any inherent business risks associated with doing so. The Company has attempted to mitigate these risks by establishing alliances with partners who are familiar with the economic climate and have experience in the foreign jurisdictions being explored. As well, a comprehensive insurance program is maintained to protect against significant losses, while maintaining levels of risk within the Company which management believes to be acceptable. NQL believes its liability, property and business interruption insurance is adequate and consistent with common industry practice. The potential impact of any of the above factors on the operations of the Company is difficult to determine with any degree of certainty.

A claim for $25 million and one claim for $15 million have been made against the Company and two of its subsidiaries for alleged patent infringement and other patent related matters. It is not possible at this time to determine if any amount will become payable as a result of these claims. Management is of the view that such claims are wholly without merit.

The Company plans to take a cautious approach for the upcoming year to ensure continued stability for its worldwide group of companies. Capital expenditures will be focused on items that are necessary for the long-term growth of the Company. The Company has a number of new products that have been recently acquired or currently being developed. These include EM tools and new products such as the RTI tool and the rotary steerable tool. These new products are expected to make a meaningful contribution to financial results for 2002. We will also continue to focus on the increasing utilization of existing downhole tools, particularly the Black Max motors. Our approach is based on the obvious uncertainty with respect to global economies. The Company will also continue to focus on long-term growth and look for accretive acquisitions and expansion opportunities in order to enhance shareholder value.

# MANAGEMENT'S **REPORT**

The accompanying financial statements and all information in the annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using appropriate accounting policies, methods and estimates as selected by management giving consideration to the Company's circumstances. The financial and operating information included in this annual report is consistent, in all material respects, with that contained in the consolidated financial statements.

The Company maintains appropriate systems of accounting and internal controls. Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

Collins Barrow, an independent firm of Chartered Accountants has been engaged, as approved by a vote of the shareholders at the Company's most recent annual general meeting, to examine the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent professional opinion.

The Audit Committee has reviewed these financial statements with management and has reported to the Board of Directors. The Board has approved the consolidated financial statements on the recommendation of the Audit Committee.

Dean Livingstone
Chairman of the Board,
President & CEO

Darren Stevenson
Vice President Finance and Chief Financial Officer

# AUDITOR'S **REPORT**

To the Shareholders of
NQL Drilling Tools Inc.

We have audited the consolidated balance sheets of NQL Drilling Tools Inc. as at December 31, 2001 and December 31, 2000 and the consolidated statements of operations, retained earnings and cash flows for the years ended December 31, 2001, December 31, 2000 and the sixteen months ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and December 31, 2000 and the results of its operations and cash flows for the years ended December 31, 2001, December 31, 2000 and the sixteen months ended December 31, 1999 in accordance with Canadian generally accepted accounting principles.

Collins Barrow

Chartered Accountants

Edmonton, Alberta
March 6, 2002

# CONSOLIDATED BALANCE SHEETS

**DECEMBER 31, 2001 AND DECEMBER 31, 2000**

(Thousands of Canadian Dollars)

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash | $ 3,725 | $ 1,251 |
| Accounts receivable | 35,743 | 32,531 |
| Inventory | 51,118 | 37,257 |
| Prepaid expenses | 4,353 | 698 |
| | 94,939 | 71,737 |
| **Long-term investments** (Note 3) | 1,145 | — |
| **Future income taxes** | 1,818 | — |
| **Capital assets** (Note 6) | 101,840 | 83,508 |
| **Deferred charges** (Note 7) | 3,521 | 1,713 |
| **Goodwill** | 35,126 | 15,436 |
| | $ 238,389 | $ 172,394 |
| **LIABILITIES** | | |
| **Current Liabilities** | | |
| Bank indebtedness (Note 8) | $ 29,525 | $ 23,863 |
| Accounts payable and accrued liabilities | 19,310 | 15,463 |
| Income taxes payable | 4,410 | 2,996 |
| Current portion of long-term liabilities | 5,002 | 5,289 |
| | 58,247 | 47,611 |
| **Long-term liabilities** (Note 9) | 17,320 | 10,741 |
| **Future income taxes** | 3,441 | 5,042 |
| | 79,008 | 63,394 |
| **SHAREHOLDERS' EQUITY** | | |
| **Capital stock** (Note 10) | 108,277 | 75,572 |
| **Retained earnings** | 51,081 | 34,800 |
| **Cumulative translation adjustments** (Note 11) | 23 | (1,372) |
| | 159,381 | 109,000 |
| | $ 238,389 | $ 172,394 |

Contingency (Note 12)

Approved by Directors

Dean Livingstone
Director

Allan Sawin
Director

# CONSOLIDATED STATEMENTS OF **OPERATIONS**

**FOR THE YEARS ENDED DECEMBER 31, 2001, DECEMBER 31, 2000 AND THE SIXTEEN MONTHS ENDED DECEMBER 31, 1999**

(Thousands of Canadian Dollars)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Revenue** | $ 124,961 | $ 87,019 | $ 51,551 |
| **Direct expenses** | 59,506 | 39,802 | 22,080 |
| **Income from operations** | 65,455 | 47,217 | 29,471 |
| **Expenses** | | | |
| General and administrative | 21,750 | 15,360 | 16,398 |
| Amortization | 12,191 | 8,900 | 8,061 |
| | 33,941 | 24,260 | 24,459 |
| **Income before interest expense** | 31,514 | 22,957 | 5,012 |
| **Interest expense** (Note 13) | 3,536 | 2,860 | 2,454 |
| **Income before income taxes** | 27,978 | 20,097 | 2,558 |
| **Income taxes** - current (Note 14) | 12,109 | 6,407 | 316 |
| - future (Note 14) | (2,411) | 998 | 595 |
| | 9,698 | 7,405 | 911 |
| **Income before goodwill amortization** | 18,280 | 12,692 | 1,647 |
| **Goodwill amortization (net of income taxes)** | 1,999 | 1,104 | 462 |
| **Net income** | $ 16,281 | $ 11,588 | $ 1,185 |

# CONSOLIDATED STATEMENTS OF **RETAINED EARNINGS**

**FOR THE YEARS ENDED DECEMBER 31, 2001, DECEMBER 31, 2000 AND THE SIXTEEN MONTHS ENDED DECEMBER 31, 1999**

(Thousands of Canadian Dollars)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Retained earnings, beginning of period | $ 34,800 | $ 23,212 | $ 22,027 |
| Net income for the period | 16,281 | 11,588 | 1,185 |
| Retained earnings, end of period | $ 51,081 | $ 34,800 | $ 23,212 |

# CONSOLIDATED STATEMENTS OF **CASH FLOWS**

**FOR THE YEARS ENDED DECEMBER 31, 2001, DECEMBER 31, 2000 AND THE SIXTEEN MONTHS ENDED DECEMBER 31, 1999**

(Thousands of Canadian Dollars)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Operating Activities** | | | |
| Income from continuing operations | $ 16,281 | $ 11,588 | $ 1,185 |
| Add items not requiring cash: | | | |
| Amortization | 12,191 | 8,900 | 8,061 |
| Goodwill amortization | 1,999 | 1,104 | 462 |
| Future Income taxes | (2,411) | 998 | 595 |
| **Cash flow from continuing operations** | 28,060 | 22,590 | 10,303 |
| Net change in operating working capital items from continuing operations | (8,882) | (10,460) | (4,818) |
| **Cash provided by operating activities** | 19,178 | 12,130 | 5,485 |
| **Financing Activities** | | | |
| Bank indebtedness | 5,411 | 11,494 | (388) |
| Issuance of capital stock | 32,705 | 10,863 | 20,488 |
| Long-term liabilities | 1,697 | 11,879 | (7,209) |
| **Cash provided by financing activities** | 39,813 | 34,236 | 12,891 |
| **Investing Activities** | | | |
| Long-term investments | (1,145) | — | — |
| Business acquisitions | (34,723) | (26,973) | (617) |
| Deferred charges | (1,183) | (1,415) | (585) |
| Purchase of capital assets | (19,466) | (17,447) | (16,910) |
| **Cash used in investing activities** | (56,517) | (45,835) | (18,112) |
| **Increase in cash** | 2,474 | 531 | 264 |
| **Cash, beginning of year** | 1,251 | 720 | 456 |
| **Cash, end of year** | $ 3,725 | $ 1,251 | $ 720 |
| **Supplementary cash flow information:** | | | |
| Interest paid | $ 3,581 | $ 2,676 | $ 2,475 |
| Income taxes paid | $ 10,695 | $ 1,993 | $ 4,638 |

## 1. OPERATIONS

NQL Drilling Tools Inc., through its subsidiaries and affiliates, provides downhole tools services and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

### Principles of Consolidation

These consolidated financial statements include the accounts of the Company and all its subsidiaries.

### Foreign Exchange Translation

Foreign currency assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Foreign currency revenue and expenses are translated at the average rate of exchange for the period. Unrealized gains or losses on translation are shown as a separate component in shareholders' equity. Realized gains or losses resulting from foreign currency transactions have been included in the determination of income or loss for the period.

### Inventory

Inventory is valued at the lower of cost, computed on a first-in, first-out basis and net realizable value.

### Capital Assets

Capital assets are recorded at historical cost and are amortized over their estimated useful lives, beginning when they are put into use, at the following rates and methods:

| | |
|---|---|
| Buildings | - 4% straight-line |
| Automotive equipment | - 30% declining balance |
| Shop equipment | - 10 to 20% declining balance |
| Office equipment | - 20% declining balance |
| Leasehold improvements | - over the term of the lease |
| Downhole tools | - 10% straight-line and 20% declining balance |

### Deferred Charges

Deferred charges include development costs and technology of downhole tools, pre-operating costs of new service locations, and costs associated with securing new financing. Deferred charges are amortized over three to ten years on a straight-line basis.

### Goodwill

Goodwill resulted from the acquisition of companies for amounts in excess of fair market value of Companies' net assets and is amortized on a straight-line basis over ten years and twenty years. In accordance with recommendations of the Canadian Institute of Chartered Accountants, goodwill acquired subsequent to June 30, 2001 is not amortized. The Company compares the carrying amount of goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

### Revenue Recognition

Rental revenues of the downhole tool division are recognized in the period during which rental hours occur.
Sales revenues of the downhole tool division are recognized when the product or service is supplied to the customer.

### Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes its estimates to be appropriate; however, actual results could differ from the amounts estimated.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Future Income Taxes**

The Company uses the asset/liability method of accounting for future income taxes whereby future income tax assets and liabilities are determined by applying the tax rate at the end of the fiscal year to temporary differences between the accounting and tax bases of the assets and liabilities of the Company.

**Long-Term Investments**

Investments in companies subject to significant influence are accounted for using the equity method, other investments are recorded at cost.

**Stock Based Compensation**

Amounts received from the exercise of share options and warrants are recorded as share capital. Compensation expense is not recognized on the issuance of common share options to directors and employees as the exercise price of the options is equal to the market value of the common shares at the date of grant.

## 3. LONG-TERM INVESTMENTS

| | 2001 | 2000 |
|---|---|---|
| Investment subject to significant influence | $ 423 | $ — |
| Other | 722 | — |
| | $ 1,145 | $ — |

## 4. CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2001, the Company changed the manner in which it accounts for used replacement parts. These items, which are now included with capital assets were previously included with inventory. This change was made to better reflect the nature of these assets. For the year ended December 31, 2001, amortization has been increased by $1,078 as a result of this change. At December 31, 2001, capital assets have increased and inventory has decreased by $1,952 as a result of this change. At December 31, 2000, inventory has been reduced and capital assets have been increased by $7,914. No other retroactive changes have been applied.

Effective January 1, 2001, the Company adopted the treasury stock method of calculating diluted earnings per share and diluted cash flow from operations per share as recommended by the Canadian Institute of Chartered Accountants. The treasury stock method assumes that any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at the average market price during the period. The Company has adopted this calculation retroactively with restatement of prior years.

## 5. BUSINESS ACQUISITIONS

The May 15, 2001 acquisition of all the shares and related assets of NorthStar Drilling Systems Inc. has been accounted for by the purchase method of accounting and includes the results of operations in these financial statements from the date of acquisition. As a result of the acquisition, the Company acquired net assets of $12,800 through the issuance of 3.7 million shares from treasury for an aggregate amount of $32,700.

The September 30, 2001 acquisition of all the shares and related assets of Numeric Machine Ltd. has been accounted for by the purchase method of accounting and includes results of operations in these financial statements from the date of acquisition. As a result of the acquisition, the Company acquired net assets of $800 for $1,800 cash and the issuance of 75,000 shares from treasury for aggregate amount of $600.

## 6. CAPITAL ASSETS

| | 2001 | | | 2000 |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net | Net |
| Downhole tools | $ 90,398 | $ 23,626 | $ 66,772 | $ 54,412 |
| Shop equipment | 21,467 | 7,122 | 14,345 | 12,439 |
| Buildings | 13,510 | 1,542 | 11,968 | 9,141 |
| Leasehold improvements | 793 | 389 | 404 | 287 |
| Office equipment | 4,225 | 2,010 | 2,215 | 1,747 |
| Automotive equipment | 4,553 | 2,569 | 1,984 | 1,880 |
| Land | 4,152 | — | 4,152 | 3,602 |
| | $ 139,098 | $ 37,258 | $ 101,840 | $ 83,508 |

## 7. DEFERRED CHARGES

| | 2001 | | | 2000 |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net | Net |
| Deferred financing costs | $ 478 | $ 118 | $ 360 | $ 241 |
| Development costs and technology of downhole tools | 4,053 | 1,059 | 2,994 | 1,210 |
| Pre-operating costs | 446 | 279 | 167 | 262 |
| | $ 4,977 | $ 1,456 | $ 3,521 | $ 1,713 |

## 8. BANK INDEBTEDNESS

Bank indebtedness consists of a revolving operating loan secured by accounts receivable, inventory and general security agreements. The interest rate on the loan at December 31, 2001 is bank prime lending rate plus 1.0%.

## 9. LONG-TERM LIABILITIES

| | 2001 | 2000 |
|---|---|---|
| Capital loan, payable in quarterly principal payments of $1,000, bearing interest at prime plus 1.25 % at December 31, 2001, secured by a general security agreement providing first charge on all assets of the Company and its subsidiaries. | $ 20,000 | $ 12,099 |
| Promissory note, payable in quarterly principal payments of $250 US plus interest at 8%. | 796 | 2,998 |
| Loans and agreements payable, interest rates varying from 4% to 16%. | 987 | 484 |
| Employment benefits payable | 539 | 449 |
| | 22,322 | 16,030 |
| Less current portion | 5,002 | 5,289 |
| | $ 17,320 | $ 10,741 |

Employment benefits are termination benefits payable to Venezuelan employees as required under the Venezuelan Petroleum Industry Collective Contract. Benefits are payable upon termination of employment and in other specific circumstances as defined in the contract.

## 10. CAPITAL STOCK

Authorized:

Unlimited Class A voting common shares without nominal or par value

Unlimited Class B non-voting common shares without nominal or par value

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Number | Amount | Number | Amount |
| Issued: | | | | |
| Class A common shares Beginning of year | 19,656,067 | $ 75,572 | 18,115,199 | $ 64,709 |
| Options and warrants exercised | 142,500 | 382 | 63,000 | 174 |
| Issued pursuant to acquisition | 3,809,401 | 32,323 | 1,477,868 | 10,689 |
| | 23,607,968 | $ 108,277 | 19,656,067 | $ 75,572 |

The Company has granted share purchase options and warrants as follows:

| | 2001 | 2000 |
|---|---|---|
| Outstanding, beginning of year | 858,015 | 770,520 |
| Granted | 415,082 | 153,495 |
| Exercised during the year | (142,500) | (63,000) |
| Cancelled during the year | (1,000) | (3,000) |
| Outstanding, end of period | 1,129,597 | 858,015 |

Options and warrants exercisable at December 31, 2001:

| Range of Exercise Price | Number of Exercisable Options | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life |
|---|---|---|---|
| $ .68 to $5.00 | 286,520 | $ 3.05 | 4.0 years |
| $6.00 to $9.00 | 746,077 | $ 6.68 | 5.4 years |
| $10.75 to $12.25 | 97,000 | $ 11.79 | 6.0 years |

## 11. CUMULATIVE TRANSLATION ADJUSTMENTS

| | 2001 | 2000 |
|---|---|---|
| Balance, beginning of period | $ (1,372) | $ (1,207) |
| Net exchange gain (loss) for the period | 1,395 | (165) |
| Balance, end of period | $ 23 | $ (1,372) |

## 12. CONTINGENCY

A claim for $25 million and one claim for $15 million have been made against the Company and two of its subsidiaries for alleged patent infringement and other patent related matters. It is not possible at this time to determine if any amount will become payable as a result of these claims. Management is of the view that such claims are wholly without merit.

A claim for $1.2 million has been made against the Company for damages plus costs. It is not possible at this time to determine if any amount will become payable as a result of this claim. Management is of the view that evaluation of this claim is indeterminable at this time.

## 13. INTEREST EXPENSE

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Interest on long-term debt | $ 1,121 | $ 994 | $ 411 |
| Interest - other | 2,415 | 1,866 | 2,043 |
| | $ 3,536 | $ 2,860 | $ 2,454 |

## 14. INCOME TAXES

The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rate of approximately 42.11% (1999 and 2000 - 44.6%). Income tax expense has been affected by the following items:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Provision for income taxes based on statutory tax rates | $ 11,781 | $ 8,963 | $ 1,140 |
| Large corporations tax | 25 | — | 11 |
| Deductible share issue costs | (279) | (258) | (239) |
| Manufacturing and processing deduction | (565) | (398) | (289) |
| Non deductible items | 457 | 8 | 119 |
| Foreign tax rate differential | (1,467) | (1,232) | (202) |
| U.S. State and Franchise taxes | 615 | 212 | 309 |
| Other | (916) | 824 | 62 |
| Utilization of non-capital losses carried forward | (178) | (35) | — |
| Change in future income taxes resulting from tax rate reduction | 225 | (679) | — |
| | $ 9,698 | $ 7,405 | $ 911 |
| Current income taxes | $ 12,109 | $ 6,407 | $ 316 |
| Future income taxes | (2,411) | 998 | 595 |
| | $ 9,698 | $ 7,405 | $ 911 |

## 15. FINANCIAL INSTRUMENTS

**Credit Risk**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable.

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different geographical locations internationally.

In the normal course of business, the Company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers.

**Fair Value Disclosures**

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the Company consist mainly of cash, accounts receivable, income taxes receivable, bank indebtedness, accounts payable and accrued liabilities, income taxes payable, and long-term liabilities. As at December 31, 2001 and December 31, 2000, there are no significant differences between the carrying amounts of these items and their estimated fair values.

The accounts receivable and accounts payable balances to be received and paid in foreign currency are subject to foreign exchange risk.

## 16. EARNINGS AND CASH FLOW PER SHARE FROM OPERATIONS

Earnings and cash flow per share from operations has been calculated using the weighted monthly average number of shares outstanding during the respective fiscal periods.

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Weighted average number of shares outstanding | 22,113,584 | 18,984,187 | 16,093,341 |
| Diluted shares outstanding | 22,448,508 | 19,260,810 | 16,371,466 |
| Earnings per share from operations: | | | |
| Basic - before goodwill amortization | 82.7 ¢ | 66.9 ¢ | 10.2 ¢ |
| Fully diluted - before goodwill amortization | 81.4 ¢ | 65.9 ¢ | 10.1 ¢ |
| Basic - after goodwill amortization | 73.6 ¢ | 61.0 ¢ | 7.4 ¢ |
| Fully diluted - after goodwill amortization | 72.5 ¢ | 60.2 ¢ | 7.2 ¢ |
| Cash flow per share from operations: | | | |
| Basic | $ 1.27 | $ 1.19 | 64.0 ¢ |
| Fully diluted | $ 1.25 | $ 1.17 | 62.9 ¢ |

## 17. SEGMENTED INFORMATION

The Company's three operating divisions include two reportable segments, oilfield services and the manufacturing and supply of downhole tools.

| 2001 | Downhole Tools | Oilfield Services | Consolidated |
|---|---|---|---|
| Revenues | $ 105,971 | $ 18,990 | $ 124,961 |
| Interest expense | $ 3,535 | $ 1 | $ 3,536 |
| Amortization | $ 10,464 | $ 1,727 | $ 12,191 |
| Goodwill amortization | $ 1,533 | $ 466 | $ 1,999 |
| Income taxes - current | $ 10,253 | $ 1,856 | $ 12,109 |
| - future | (2,604) | 193 | (2,411) |
| | $ 7,649 | $ 2,049 | $ 9,698 |
| Net income | $ 14,587 | $ 1,694 | $ 16,281 |
| Total assets | $ 213,889 | $ 24,500 | $ 238,389 |

| 2000 | Downhole Tools | Oilfield Services | Consolidated |
|---|---|---|---|
| Revenues | $ 72,617 | $ 14,402 | $ 87,019 |
| Interest expense | $ 2,841 | $ 19 | $ 2,860 |
| Amortization | $ 7,421 | $ 1,479 | $ 8,900 |
| Goodwill amortization | $ 638 | $ 466 | $ 1,104 |
| Income taxes - current | $ 5,132 | $ 1,275 | $ 6,407 |
| - future | 812 | 186 | 998 |
| | $ 5,944 | $ 1,461 | $ 7,405 |
| Net income | $ 10,373 | $ 1,215 | $ 11,588 |
| Total assets | $ 154,060 | $ 18,334 | $ 172,394 |

## 17. SEGMENTED INFORMATION (CONTINUED)

During 1999, the Company's only reportable operating segment was the manufacturing and supply of downhole tools.

The Company operates in the following geographical segments.

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Revenue: | | | |
| Canada | $ 42,010 | $ 34,213 | $ 19,152 |
| United States | 52,519 | 33,666 | 17,009 |
| International | 30,432 | 19,140 | 15,390 |
| | $ 124,961 | $ 87,019 | $ 51,551 |
| Capital Assets: | | | |
| Canada | $ 44,218 | $ 34,636 | |
| United States | 37,130 | 19,416 | |
| International | 20,492 | 21,542 | |
| | $ 101,840 | $ 75,594 | |
| Goodwill: | | | |
| Canada | $ 30,688 | $ 10,573 | |
| United States | 4,438 | 4,863 | |
| | $ 35,126 | $ 15,436 | |

## 18. CHANGE OF YEAR END

In 1999, the Company changed the ending date of its financial year end from August 31 to December 31. Comparative results are for the year ended December 31, 2000 and for the sixteen months ended December 31, 1999.

## CONSOLIDATED BALANCE SHEETS

(Thousands of Canadian Dollars)

| | For the year ended Dec. 31, 2001 | For the year ended Dec. 31, 2000 | For the 16 months ended Dec. 31, 1999 | For the year ended Aug. 31, 1998 | For the year ended Aug. 31, 1997 | For the year ended Aug. 31, 1996 | For the year ended Aug. 31, 1995 |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| **Current Assets** | | | | | | | |
| Cash | $ 3,725 | $ 1,251 | $ 720 | $ 456 | $ 7,678 | $ 221 | $ 330 |
| Accounts receivable | 35,743 | 32,531 | 20,697 | 23,148 | 14,301 | 9,533 | 5,651 |
| Income taxes receivable | — | — | 1,418 | — | — | — | — |
| Inventory | 51,118 | 37,257 | 29,417 | 27,128 | 15,958 | 9,965 | 7,447 |
| Prepaid expenses | 4,353 | 698 | 1,485 | 552 | 562 | 384 | 118 |
| | 94,939 | 71,737 | 53,737 | 51,284 | 38,499 | 20,103 | 13,546 |
| Long-term investments | 1,145 | — | — | — | — | — | — |
| Future income taxes | 1,818 | — | — | — | — | — | — |
| Capital assets | 101,840 | 83,508 | 54,897 | 48,334 | 21,976 | 13,601 | 10,693 |
| Franchise licenses | — | — | — | — | 64 | 51 | 70 |
| Deferred charges | 3,521 | 1,713 | 605 | 312 | 181 | 545 | 712 |
| Goodwill | 35,126 | 15,436 | 2,033 | 2,152 | 4,284 | 4,067 | 3,759 |
| | $ 238,389 | $ 172,394 | $ 111,272 | $ 102,082 | $ 65,004 | $ 38,367 | $ 28,780 |
| **LIABILITIES** | | | | | | | |
| **Current Liabilities** | | | | | | | |
| Bank indebtedness | $ 29,525 | $ 23,863 | $ 10,731 | $ 11,119 | $ — | $ 3,900 | $ 2,380 |
| Accounts payable and accrued liabilities | 19,310 | 15,463 | 9,253 | 9,139 | 7,864 | 6,043 | 3,894 |
| Income taxes payable | 4,410 | 2,996 | — | 2,904 | 2,553 | 1,034 | 817 |
| Current portion of long term liabilities | 5,002 | 5,289 | — | 2,617 | 307 | 2,378 | 2,330 |
| | 58,247 | 47,611 | 19,984 | 25,779 | 10,724 | 13,355 | 9,421 |
| Long term liabilities | 17,320 | 10,741 | 530 | 5,122 | 122 | 4,113 | 3,409 |
| Deferred income taxes | 3,441 | 5,042 | 4,044 | 3,449 | 2,048 | 908 | 220 |
| | 79,008 | 63,394 | 24,558 | 34,350 | 12,894 | 18,376 | 13,050 |
| **SHAREHOLDERS' EQUITY** | | | | | | | |
| Capital stock | 108,277 | 75,572 | 64,709 | 44,221 | 23,490 | 14,142 | 13,581 |
| Commitment to issue capital stock | — | — | — | — | 16,129 | — | — |
| Retained earnings | 51,081 | 34,800 | 23,212 | 22,027 | 12,220 | 5,623 | 2,081 |
| Cumulative translation adjustments | 23 | (1,372) | (1,207) | 1,484 | 271 | 226 | 68 |
| | 159,381 | 109,000 | 86,714 | 67,732 | 52,110 | 19,991 | 15,730 |
| | $ 238,389 | $ 172,394 | $ 111,272 | $ 102,082 | $ 65,004 | $ 38,367 | $ 28,780 |

CONSOLIDATED BALANCE SHEETS

(Thousands of Canadian Dollars)

| | For the year ended Dec. 31, 2001 | For the year ended Dec. 31, 2000 | For the 16 months ended Dec. 31, 1999 | For the year ended Aug. 31, 1998 | For the year ended Aug. 31, 1997 | For the year ended Aug. 31, 1996 | For the year ended Aug. 31, 1995 |
|---|---|---|---|---|---|---|---|
| **REVENUE** | | | | | | | |
| - Canada | $ 42,010 | $ 34,213 | $ 19,152 | $ 30,342 | $ 19,740 | $ 11,684 | $ 8,769 |
| - U.S. | 52,519 | 33,666 | 17009 | 18,872 | 15,499 | 10,523 | 8,648 |
| - International | 30,432 | 19,140 | 15,390 | 12,075 | 1,151 | 568 | 0 |
| Total Revenues | 124,961 | 87,019 | 51,551 | 61,289 | 36,390 | 22,775 | 17,417 |
| Direct expenses | 59,506 | 39,802 | 22,080 | 27,611 | 15,283 | 10,734 | 7,349 |
| Income from operations | 65,455 | 47,217 | 29,471 | 33,678 | 21,107 | 12,041 | 10,068 |
| **EXPENSES** | | | | | | | |
| General and administrative | 21,750 | 15,360 | 16,398 | 10,946 | 6,324 | 3,762 | 2,582 |
| Amortization | 12,191 | 8,900 | 8,061 | 4,800 | 1,932 | 1,540 | 2,266 |
| | 33,941 | 24,260 | 24,459 | 15,746 | 8,256 | 5,302 | 4,848 |
| Income before interest expense | 31,514 | 22,957 | 5,012 | 17,932 | 12,851 | 6,739 | 5,220 |
| Interest expense | 3,536 | 2,860 | 2,454 | 825 | 711 | 772 | 764 |
| Income before income taxes | 27,978 | 20,097 | 2,558 | 17,107 | 12,140 | 5,967 | 4,456 |
| Income taxes - current | 12,109 | 6,407 | 316 | 5,874 | 3,796 | 1,034 | 824 |
| - deferred | (2,411) | 998 | 595 | 1,401 | 1,143 | 695 | 67 |
| | 9,698 | 7,405 | 911 | 7,275 | 4,939 | 1,729 | 891 |
| Income before goodwill amortization | 18,280 | 12,692 | 1,647 | 9,832 | 7,201 | 4,238 | 3,565 |
| Goodwill amortization | 1,999 | 1,104 | 462 | 338 | 790 | 714 | 624 |
| Income before discontinued operations | 16,281 | 11,588 | 1,185 | 9,494 | 6,411 | 3,524 | 2,941 |
| Discontinued operations | 0 | 0 | 0 | 313 | 186 | 17 | (623) |
| Net income | $ 16,281 | $ 11,588 | $ 1,185 | $ 9,807 | $ 6,597 | $ 3,541 | $ 2,318 |
| Weighted average number of shares outstanding | 22,113,584 | 18,984,187 | 16,093,341 | 14,618,665 | 11,397,835 | 10,824,661 | 10,512,034 |
| Earnings per share from continuing operations: | | | | | | | |
| Basic - before goodwill amortization | $ 0.83 | $ 0.67 | $ 0.10 | $ 0.66 | $ 0.63 | $ 0.39 | $ 0.34 |
| Diluted - before goodwill amortization | $ 0.81 | $ 0.66 | $ 0.10 | $ 0.64 | $ 0.52 | $ 0.37 | $ 0.29 |
| Basic - after goodwill amortization | $ 0.74 | $ 0.61 | $ 0.07 | $ 0.64 | $ 0.56 | $ 0.33 | $ 0.28 |
| Diluted - after goodwill amortization | $ 0.73 | $ 0.60 | $ 0.07 | $ 0.62 | $ 0.47 | $ 0.30 | $ 0.23 |
| Earnings per share: | | | | | | | |
| Basic | $ 0.74 | $ 0.61 | $ 0.07 | $ 0.66 | $ 0.58 | $ 0.33 | $ 0.22 |
| Diluted | $ 0.73 | $ 0.60 | $ 0.07 | $ 0.64 | $ 0.48 | $ 0.30 | $ 0.18 |
| Cash flow per share from continuing operations: | | | | | | | |
| Basic | $ 1.27 | $ 1.19 | $ 0.64 | $ 1.07 | $ 0.90 | $ 0.60 | $ 0.56 |
| Diluted | $ 1.25 | $ 1.17 | $ 0.63 | $ 1.03 | $ 0.74 | $ 0.55 | $ 0.47 |
| Cash flow from operations: | | | | | | | |
| Basic | $ 1.27 | $ 1.19 | $ 0.64 | $ 1.07 | $ 0.95 | $ 0.64 | $ 0.56 |
| Fully Diluted | $ 1.25 | $ 1.17 | $ 0.63 | $ 1.03 | $ 0.78 | $ 0.58 | $ 0.46 |

## DIRECTORS AND OFFICERS

**Dean Livingstone**
Chairman of the Board,
President and CEO

**Michael Kennedy**[1,4]
Director

**Wally Kuchar**[4]
Director

**William N. Richards**, Q.C.[3,4]
Director

**Allan Sawin**[2,3]
Director

**Derek Martin**[2,3]
Director

**John King**[2,4]
Director

**Witold Gutter**
Vice President & Secretary

**Darren Stevenson**
VP Finance & Chief Financial Officer

**Raymond Livingstone**
Vice President & General Manager
Black Max Downhole Tools Ltd.

1. Lead Director
2. Nominating and Succession Committee
3. Audit Committee
4. Compensation Committee

## WORLDWIDE

**Canada:** Nisku, Alberta; Calgary, Alberta; Grande Prairie, Alberta; Lloydminster, Alberta; Whitecourt, Alberta; Bonnyville, Alberta; Estevan, Saskatchewan.

**U.S.:** Houston, Texas; Odessa, Texas; Bakersfield, California; Mt. Carmel, Illinois; Casper, Wyoming; Lafayette, Louisiana; Parkersburg, West Virginia; Denver, Colorado.
Marketing and tool stocking facilities at Oklahoma City, Oklahoma and Traverse City, Michigan.

**International:** Reynosa, Mexico, Ciudad Ojeda, Venezuela; Anaco, Venezuela; Barinas, Venezuela; Santa Cruz, Bolivia; Neuquen, Argentina, Akersloot, The Netherlands; St. James, Barbados; Dubai, United Arab Emirates; facilities in Perth, Australia and Loyang Crescent, Singapore are operated through a business associate and a joint venture, respectively.

For complete address and contact information see NQL's Website at www.nql.com

## HEAD OFFICE

NQL Drilling Tools Inc.
1507 – 4th Street
Nisku, Alberta
Canada T9E 7M9
Telephone: (780) 955-8828
Toll Free: (800) 700-7942
Fax: (780) 955-3309

## BANKER

Canadian Imperial Bank of Commerce
Edmonton, Alberta

## AUDITORS

Collins Barrow
Edmonton, Alberta

## LEGAL COUNSEL

Anfield, Sujir, Kennedy & Durno
Vancouver, British Columbia

## STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: NQL.A

## TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
Calgary, Alberta

## INVESTOR INQUIRIES

Telephone: (780) 955-6460
Fax: (780) 955-3528
E-mail: investor.info@nql.com

Financial reports and additional information can be downloaded from the Investor Relations menu under www.nql.com

NQL Drilling Tools Inc. invites Shareholders and other interested Parties to attend its Annual General Meeting on Wednesday, June 12, 2002 at 2 p.m. in the Leduc Room of the Fairmont Palliser Hotel. The Fairmont Palliser is located at 133 – 9th Avenue SW, Calgary, Alberta.

The Annual General Meeting will be web cast at www.nql.com

# NQL
## DRILLING TOOLS inc.



GLOBAL
SUCCESS THROUGH
TECHNOLOGY AND
DIVERSIFICATION

DRILLING TOOLS inc.

1507 - 4TH Street Nisku, Alberta Canada T9E 7M9
Telephone: (780) 955-8828 • Toll Free: 1-800-700-7942 • Fax: (780) 955-3309
E-mail: investor.info@nql.com • Website: www.nql.com

PRINTED IN CANADA